Limelight Media Group, Inc.
1300 North Northlake Way
Seattle, WA 98103-8919
800-544-3343

October 3, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Limelight Media Group, Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 000-29107

Dear Mr. Jacobs:

We have received the Staff’s letter dated May 5, 2005. In connection with our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Annual Report”), we hereby file by EDGAR transmission this letter containing our responses to the Staff letter’s furnishing the comments of the Securities and Exchange Commission (the “Commission”) on the Annual Report.

The numbered responses below correspond to the numbered paragraphs of the Staff’s letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Annual Report.

Responses

1.   As indicated in the section titled “Stock-based Compensation” under note 1 to our financial statements included in the Annual Report, shares of our common stock issued as compensation for services are valued using the market price of the stock on the date of the related services agreement. We feel this is consistent with Issue 1 of EITF 96-18 which states “Equity instruments issued or granted for services to non-employees are measured at the fair value of the shares as of the earlier of 1) The date at which a commitment for performance by the counterparty to earn the equity instruments is reached or 2) The date at which the counterparty’s performance is complete.”

We also recognize that EITF 96-18 draws the consensus that the fair value of the equity instrument would be recognized in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services. Under such circumstances where stock is issued for future services, we would recognize prepaid services recorded as a contra equity line item in the balance sheet. That item would be amortized in accordance with the terms of the related agreement. Please be advised, however, that no such prepaid services existed as of December 31, 2004, and that all stock issued was issued for services performed. Additionally, all shares of our common stock issued in exchange for services are fully vested and non-forfeitable at time of issuance.

We recognize, with respect to your comment, the need to add more discussion to the Stock-based Compensation note as discussed in the preceding paragraphs and will do so in the financial statements included in our Quarterly Report on Form 10-QSB for the period ended September 30, 2005.

2.   We issued a total of 3,125,000 additional shares of our common stock in January 2005 to the parties involved in the 2004 stock purchase agreement as a result of the adjustment mechanism set forth in such agreement. In connection with such issuances, for the year ended December 31, 2004, , we accrued a liability of $100,000, included in “Due to Related Parties” on our balance sheet, and incurred an expense of $100,000, included in “Consulting Fees” on our balance sheet. Such issuances were disclosed in the sections titled “Management’s Discussion and Analysis or Plan of Operation” and “Security Ownership of Certain Beneficial Owners and Management”. Further, we discussed the related party transactions generally in Note 5 and item 4 of Note 19 (Subsequent Events) to our financial statements included in the Annual Report.

3.   None of the shares sold for cash were issued to officers and employees of our company. The shares were sold at a negotiated purchase price per share that we believe represented the “fair value” of such shares at the time of issuance. In determining the “fair value”, we considered the following factors:

•	the market price of the freely-tradable, unrestricted shares of our common stock on the date of each issuance;
•	the issued shares were “restricted securities,” as defined in the Securities Act of 1933, and could not be offered and sold in the public markets for a period of at least one year;
•	the trading market for our common stock has been volatile and is subject to wide swings; and
•	an investment in our common stock is speculative and involves significant risk

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and (iii) we may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to the comments of the Commission. If the Commission has any questions or further comments with respect to the Annual Report, we respectfully request that such comments be directed to the undersigned as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Very truly yours,

/s/ David V. Lott
David V. Lott
Chief Executive Officer

cc: LL Bradford & Co.